August 17, 2017

Attn:  Loan Lauren P. Nguyen, Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:

Emperor Paper Industries, Ltd.

Registration Statement on Form S-1

Filed July 7, 2017

File No. 333-219193

Ladies and Gentlemen:

Emperor Paper Industries, Ltd. (the “Emperor Paper” or the “Company”) provides the following response (the “Response Letter”) to the comments contained in the letter (the “Comment Letter”) of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated July 28, 2017, relating to the above-referenced filing.

In response to the following enumerated comments in the Comment Letter, we respectfully submit the following responses:

1.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:  We only provided a subscription agreement to our potential investors. We are filing as an exhibit to this letter a copy of the form of subscription agreement, which was sent to the investors.

2.

We note the disclosure on page 41; however, you appear to be a shell company as defined in Securities Act Rule 405 because you appear to have no or nominal operations and no or nominal assets. As such, please disclose that you are a shell company on your prospectus cover page and add a risk factor that highlights the consequences of shell company status such as enhanced reporting requirements imposed on shell companies, and the unavailability of Rule 144 under certain conditions, or advise. Also revise the disclosure on page 41 accordingly.

Response:  We are not a shell company, are engaged in non-nominal operations and have been since inception.  Rule 405 of Regulation C states that a shell company is a company that has no or nominal operations and either (1) no or nominal assets, (2) assets consisting solely of cash and cash equivalents, or (3) assets consisting of any amount of cash and cash equivalents and nominal other assets.  Additionally, the Commission’s Release No. 33-8869, Revisions to Rule 144 and 145, states in footnote no. 172 in pertinent part as follows:

Contrary to commenters’ concerns, Rule 144(i)(1)(i) is not intended to capture a “startup company,” or, in other words, a company with a limited operating history, in the definition of a reporting or non-reporting shell company, as we believe such a company does not meet the condition of having “no or nominal operations.”

As we are a startup company, were first formed April of this year, and are just beginning operations, we do not yet have revenues or non-nominal non-cash assets.  However, we have been engaged in non-nominal operations since inception.

Specifically, we have (1) solicited design proposals and finalized initial conceptual designs for our recycling facilities, engaged an architect to prepare more detailed designs, (2) solicited personnel for project assignments, including a paper manufacturing technologist, (3) solicited and received a bid for the paper-making plant, (4) entered into negotiations with potential plant and machinery suppliers, (5) contacted several cities across the United States regarding where we should locate our initial recycling facilities (including Canton, Mississippi; Baltimore, Maryland; Alachua County, Florida; Gainesville, Florida; New Orleans, Louisiana; Clarksville, Texas; and Lockhart, Texas), determined our initial development efforts in Lockhart, Texas (and are in negotiations with city personnel there regarding potential development incentives), (6) solicited various fast food companies to secure sources of waste paper to supply our facilities, (7) solicited marketing consultants to design a PR strategy for the rollout of our facilities, (8) located personnel to secure the necessary regulatory licenses to operate our planned recycling facilities, and (9) interviewed other personnel to staff a Dallas, Texas, office later this year.

All of the foregoing indicate that we have non-nominal operations, are not a shell company, and are a startup company with a limited operating history, and we have revised our registration statement to describe these activities.

3.

Please expand your disclosure here and throughout your prospectus to specify the communities that you have contacted in connection with your recycling service and describe in detail the progress of your outreach efforts. In that regard, we note you state at page 26 that you have “received interest from multiple cities across the United States” and, at page F-6, that you are “in the process of setting up paper manufacturing plants in the States of Kansas, Florida and Texas.” Please identify the “multiple cities” from which you have received interest, including any cities in Kansas, Florida, and Texas where you are in the process of setting up plants, and describe in more detail the progress you have made in developing these plants in Kansas, Florida, and Texas. In this regard, clarify whether you have entered into any definitive agreements to develop your paper manufacturing plants and file such agreements as exhibits to the registration statement.

Response:  We have revised as instructed.

4.

Please supplementally provide us with support for the following claims found in this section and at pages 26 and 31 as we were unable to locate the cited sources for the claims in your filing:

 • Of the recovered paper collected in North America, 30% was exported to Asian countries. Fifty percent of recovered paper was used to produce new paper.

• Recovery of all printing and writing papers is 41.1% (office paper is recovered at a rate of 46.9%), but only 4.8% of recovered paper goes back into making new recycled printing and writing paper.

 • Only 5% of paper returned to commercial pulp and paper mills in Canada and the US for processing is recycled into new printing and writing paper.

• Most of the paper mills across North America are still using just a minimum of 30% of recycled paper and paperboard in their recycled paper product lines.

• Based on the Company’s estimates, a population of one million generally uses at least 40 tons of paper per day.

Response:  We have attached our support for these statements.

5.

We note your disclosure that you have a virtual office in Texas and plan to operate your business remotely until you have sufficient capital to lease office space. Please disclose your current principal place of business and describe the extent of your operations in the Texas office.

Response:  We have revised as instructed.

6.

We note your disclosure regarding the bankruptcy of Greys Paper of which Mr. Ahluwalia was the CEO. Please provide a more detailed description of the bankruptcy of Greys Paper, including the factors that led to the bankruptcy and the status of the bankruptcy proceeding. Please also add a risk factor regarding Mr. Ahluwalia’s prior experience with Greys Paper and the bankruptcy of Greys Paper while he was CEO. Finally, we note the biography of Mr. Ahluwalia states that “Greys Corporation and Greys Paper ceased operations in 2016 as a result of adverse action taken by the City of Edmonton.” Please revise to clarify the “adverse action” consistent with your disclosure of the bankruptcy proceeding.

Response:  We have revised as instructed.

7.

We note your disclosure at page 39 that Mr. Ahluwalia received 4,000,000 shares of common stock in consideration of founding services. Please revise your summary compensation table to include these shares or advise. Refer to Item 402(n)(2) of Regulation S-K.

Response:  Mr. Ahluwalia received the founding issuance in consideration of a founding capital contribution, and we have revised accordingly.

8.

We note that Article XI of the Bylaws includes a fee-shifting provision. Please revise to discuss the fee-shifting provision, including the following matters:

• the types of actions subject to fee-shifting, including whether the company intends to apply the provision to claims under the federal securities laws;

• the level of recovery required by the plaintiff to avoid payment, including the meaning of the phrase “substantially achieves, in substance and amount, the full remedy sought”; and

• who is subject to the provision (e.g., former and current shareholders, legal counsel, expert witnesses) and who would be allowed to recover (e.g., company, directors, officers, affiliates).

In addition, please add risk factor disclosure regarding how the provision could discourage shareholder lawsuits that might otherwise benefit the company and its shareholders. Please also clarify if you intend to apply the fee-shifting provision to potential federal securities law claims in the current offering.

Response:  We have added a risk factor discussing this provision.

9.

We note your disclosure on page 39 regarding a note payable. Given your lack of assets and no revenues, this outstanding note appears material to you. Please file the note as an exhibit. Refer to Item 601(b)(4) of Regulation S-K.

Response:  We have done so.

10.

We note that the amount of Offering Shares listed in the opinion and amount of such shares to be registered on this registration statement differ. Please explain the discrepancy or revise.

Response:  The opinion has been revised.

Additionally, we have revised our cover page to indicate emerging growth company status, corrected a typographical error referring to 11,700,000 shares being registered instead of 11,400,000, and have filed our Certificate of Incorporation as an exhibit.

Thank you for your assistance and review.

Sincerely,

Emperor Paper Industries, Ltd.

/s/ Rajan Ahluwalia Rajan Ahluwalia Chief Executive Officer

Exhibit 1

SUBSCRIPTION AGREEMENT AND INVESTMENT SUITABILITY QUESTIONNAIRE

IMPORTANT: PLEASE READ CAREFULLY BEFORE SIGNING.

SIGNIFICANT REPRESENTATIONS ARE CALLED FOR HEREIN.

Emperor Paper Industries Ltd.

Re: Emperor Paper Industries Ltd. Private Placement of Stock

Ladies and Gentlemen:

The undersigned hereby tenders this subscription for the purchase of __________________ shares of common stock (“Shares”) of Emperor Paper Industries Ltd., a Delaware corporation (the “Company”), at $____ per Share, for an aggregate purchase price of $_________________________ (the “Purchase Price”).  A check or other form of payment payable to the Company’s escrow agent, “Brunson Chandler & Jones, PLLC Trust Account” in the amount of the Purchase Price has been delivered to the Company or such escrow agent, and the Company shall use such Purchase Price to pay expenses associated with (i) incorporation of the Company, (ii) preparation of the Company’s financial statements, (iii) retention and payment of the Company’s professional service providers, including the Company’s Delaware registered agent, accountants, auditors, lawyers, transfer agent, and EDGAR agent, (iv) preparation, filing and amendment of a Company registration statement on Form S-1 with the United States Securities and Exchange Commission, and (v) other expenses associated with becoming a reporting company under the securities laws of the United States.  By execution below, the undersigned acknowledges that the Company is relying upon the accuracy and completeness of the representations contained herein in complying with its obligations under applicable securities laws.

1.

The undersigned acknowledges and represents as follows:

a.

That the undersigned understands that the Company incorporated on or about April 6, 2017, and does not yet have any products, services or revenues;

b.

That the undersigned has received and had the opportunity to review the Company’s material information, including business plan information, risk factors associated with investment in the Company’s securities, and financial information; has been given full and complete access to information regarding the Company and has utilized such access to the undersigned’s satisfaction for the purpose of obtaining such information regarding the Company as the undersigned has reasonably requested; and that the undersigned has been given reasonable opportunity to ask questions of, and receive answers from, representatives of the Company concerning the terms and conditions of the offering of the Shares and to obtain any additional information, to the extent reasonably available;

c.

That the undersigned is acquiring the Shares solely for investment for its, his or her own account and not with a view to, or for, resale in connection with any distribution within the meaning of any federal securities laws, state securities laws or any other applicable federal or state laws;

d.

That the undersigned recognizes that the Company’s Shares as an investment involve a high degree of risk, including, but not limited to, the risk of economic losses from operations of the Company;

e.

That the undersigned confirms that its, his or her purchase of the Shares would be suitable and consistent with its, his or her investment program; that its, his or her financial position enables it, him or her to bear the risks of this investment; and, that there is no public market for the Shares;

f.

That the undersigned understands that the Shares may not be transferred, encumbered, sold, hypothecated, or otherwise disposed of, if such disposition will violate any federal and/or state securities laws.  Disposition shall include, but is not limited to acts of selling, assigning, transferring, pledging, encumbering, hypothecating, giving, and any form of conveying, whether voluntary or not; and

g.

That the undersigned realizes that (i) the purchase of the Shares is a long-term investment; (ii) the purchaser of the Shares must bear the economic risk of investment for an indefinite period of time because the Shares have not been registered under the Securities Act of 1933 (“1933 Act”) or under the securities laws of any state; and (iii) the transferability of the Shares is restricted and that a legend may be placed on any certificate representing the securities substantially to the following effect:

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE “ACT”). THE SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE SOLD, TRANSFERRED, ASSIGNED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF A CURRENT AND EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT WITH RESPECT TO SUCH SHARES, OR AN OPINION SATISFACTORY TO THE ISSUER AND ITS COUNSEL TO THE EFFECT THAT REGISTRATION IS NOT REQUIRED UNDER THE ACT.

2.

The undersigned represents and warrants that the undersigned comes within one of the categories of “accredited investor” below or is “financially sophisticated,” and the undersigned has truthfully initialed the category which applies to the undersigned and has truthfully set forth the factual basis or reason the undersigned comes within that category.  ALL INFORMATION IN RESPONSE TO THIS PARAGRAPH WILL BE KEPT STRICTLY CONFIDENTIAL. The undersigned agrees to furnish any additional information, which the Company deems necessary in order to verify the answers set forth below.

a.

Please check each of the following that applies to you:

□

I am a natural person with a personal net worth, or joint net worth with my spouse, in excess of $1 million at the time of purchase (excluding personal residence).

□

I am a natural person who had an individual annual income above $200,000 in each of 2015 and 2016, and I expect my annual income for 2017 to exceed $200,000.

□

I am a natural person who had a joint annual income with my spouse above $300,000 in 2015 and 2016, and I reasonably expect my joint annual income with my spouse for 2017 to exceed $300,000.

□

I am an officer of Emperor Paper Industries Ltd.

□

I am financially sophisticated, having sufficient knowledge and experience in financial and business matters to make me capable of evaluating the merits and risks of an investment in the Shares.

b.

State briefly the nature of the knowledge and experience you have in financial and business matters (including your occupation) that render you capable of evaluating the merits and risks involved in purchasing securities offered by a private company for investment purposes, and for which there may not be a market.

________________________________________________________________________

________________________________________________________________________

________________________________________________________________________

________________________________________________________________________

3.

Investor Information for Entities

a.

If you are an entity (i.e., not a natural person), please describe the nature of the entity below (e.g., partnership, corporation, trust, etc.).

 ________________________________________________________________________

________________________________________________________________________

________________________________________________________________________

________________________________________________________________________

b.

Please check each of the following that applies to the entity:

□

Such entity is a corporation, partnership, business trust or an organization within the meaning of Section 501(c)(3) of the Internal Revenue Code, that was not formed for the specific purpose of acquiring restricted securities for investment purposes, and that has total assets in excess of $5 million.

□

Such entity is a corporation, partnership, business trust or an organization within the meaning of Section 501(c)(3) of the Internal Revenue Code, in which all equity owners are accredited investors.

□

Such entity is a bank, savings and loan association or credit union, registered broker or dealer, insurance company, registered investment company, registered business development company, licensed small business investment company, employee benefit plan established and maintained by a state or its political subdivisions or any agency or instrumentality thereof that has total assets in excess of $5 million, or employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974 whose plan fiduciary is either a bank, savings and loan association, insurance company or registered investment advisor or if the employee benefit plan has total assets in excess of $5 million, or, if a self directed plan, has investment decisions made solely by persons who come within one of the categories specified in Item 2 above.

□

Such entity is a private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940.

□

Such entity is a trust, with total assets in excess of $5 million, not formed for the specific purpose of acquiring restricted securities for investment purposes, whose acquisition of restricted securities is directed by a person who has such knowledge and experience in investment, financial and business matters that he or she is capable of evaluating the merits and risks of such an investment.  If you have checked this box, please state briefly below the nature of the knowledge and experience in financial and business matters of such person (including current occupation) on which you base the conclusions that such person is capable of evaluating the merits and risks involved in such an investment decision.

□

Such entity is an entity where all of the members are natural persons with a personal net worth, or joint net worth with their spouses, in excess of $1 million at the time of purchase (excluding personal residence), or natural persons who had an individual annual income above $200,000 in each of 2015 and 2016, and that expect their annual income for 2017 to exceed $200,000 or are natural persons who had a joint annual income with a spouse above $300,000 in 2015 and 2016 and reasonably expect such joint annual income for 2017 to exceed $300,000.

________________________________________________________________________

________________________________________________________________________

________________________________________________________________________

________________________________________________________________________

4.

By signing this questionnaire, the undersigned hereby confirms that the answers to the foregoing questions are true and complete.

If by an individual on behalf of himself or herself:

__________________________________________

Signature

__________________________________________

Print Name

__________________________________________

Date

If on behalf of an entity:

__________________________________________

Print Name of Entity

By:

Signature of Officer, Trustee or Partner and title

Print Name of Officer, Trustee or Partner and title

Date

ACCEPTANCE

This Subscription Agreement is accepted as of April ____, 2017.

Emperor Paper Industries Ltd.

A Delaware Corporation

By:

Name:

Rajan Ahluwalia

Title:

President & CEO

Exhibit 2

Confidential Document

Market Potential and Competitive Advantage

The closed-loop business model being implemented by Greys is at the leading edge of recycling. Greys will acquire paper feedstock from the customer and sell it back to them as new multi-use office paper. In this model, the rate of consumption of paper by the customer and the rate at which Greys can produce the recycled paper must be in balance; this balance is critical for Greys to succeed. The following section provides some of the statistics that must be taken into consideration to understand the market potential of this venture. The information was collected from the various sources listed in the footnotes and in the *Other Sources* section of the Appendix. Based on the recent market survey in the paper industry, we must take into consideration market size, the recovered paper market, sources of virgin fibres, and the competitive advantage of the Greys model.

Market Size

The paper recycling industry is the largest recycling industry of the world, so the market is definitely available. Although it was once predicted that offices would be "paperless" with the advent of technology, this has not transpired. Instead, the use of electronic media has actually *increased* paper consumption in the past few years. Industry analysts estimate that 95% of business information is still stored on paper.

- National consumption rates of recycled paper for USA and Canada are 92.355 million tons and 7.476 million tons every year, respectively. Per capita consumption for both countries is 332 kg/year and 243 kg/year, respectively.[6] Approximately 2 million tons of paper is recycled every year in Canada [7]

[6] Facts about paper and paper waste, http://www.id2.ca/

[7] Paper recycling association, www.pppc.org

Edmonton Waste Management Centre of Excellence 14

Confidential Document

- The rate of consumption for paper is as follows:
  - the world average is 1510 sheets per person[8]
  - the EU countries average is 7280 sheets of paper per person[8]
  - The average business office employee generates about 1.5 pounds (or 37 sheets/day) of waste paper employee per day[9].

Recovered Paper Market

Recovered paper is the term for paper that has been collected from user recycling bins in offices and through municipal recycling operations. Paper and paper products account for more than one-third of all Canada's waste.

- In 2006, the value of the total recovered paper in Canada was $4.7 million. Out of this total, British Columbia, Alberta, and Saskatchewan together accounted for 10%; Ontario accounted for 41%; Quebec accounted for 46%; and Atlantic Canada for the remaining 3%.[9]
- Of the recovered paper collected in North America, 30% was exported to Asian countries. Fifty percent of recovered paper was used to produce new paper.[10]
- The USA recovery rate for printing and writing paper was 60.8% in 2009.[11]

---

[8] World's top 30 producing and consuming countries, 2000. Pulp and paper international

[9] Diversion is not recycling. Paper Recycling Association of Canada, Presenter Dwight Whynot Executive Vice president Minas Basin Paper & power company Ltd.,Toronto October 1st 2007

[10] Municipal solid waste generation, recycling and disposal in the United States: facts and figures for 2008, www.epa.gov/wastes

[11] AF & PA Recovery Progress Report May 2001

Edmonton Waste Management
Centre of Excellence
15

Confidential Document

- Recovery of all printing and writing papers is 41.1% (office paper is recovered at a rate of 46.9%), but only 4.8% of recovered paper goes back into making new recycled printing and writing paper.[12]
- The USA recovery rate for old newspaper and uncoated mechanical paper was 70% in 2009. Approximately two-thirds of the paper material recovered for recycling in the USA is used domestically.[13]
- Only 5% of paper returned to commercial pulp and paper mills in Canada and the USA for processing is recycled into new printing and writing paper.[14,15]
- In the USA, 9190 million tons of office paper was generated, and 4220 million tons were recovered in 2002.[16]
- 12,891,000 tons of printing and writing paper (42.1%) was recovered in 2001 (pre- and post-consumer). The various uses and final destinations for recovered printing and writing paper are presented in Figure 2 below.[17]
- Market analysis predicts that recovered paper demand will increase by 3.5% per year globally over next 15 years. The USA is the biggest exporter of recovered fibre.[18]

[12] Fact sheet on the recovery of printing-writing papers, www.paperrecycles.org

[13] Fact Sheet on the recovery of ONP and Mechanical papers, www.paperrecycles.org

[14] Paper recycling in Canada—Some facts. www.portaec.net/library/recycling/paper_recycling_in_Canada_.html

[15] Frequent questions paper recycling. Retrieved Nov 13, 2008 From US EPA: www.epa.gov/osw/conserve/materials/paper/faqs.htm

[16] Recovered paper statistical highlights, 2002 edition, AF&PA

[17] Canadian recovered paper consumption by Region 12 months 2006, Pulp and Paper Products Council

[18] Distribution channels for paper, global overview, properties and testing of paper and pulp, www. risiinfo.com

Edmonton Waste Management
Centre of Excellence
16

Confidential Document

4.50%
5.80%
10.90%
20.80%
34.90%
23.40%
New printing & writing Paper Net Exports Tissue Recycled Paper Board Newsprint Other

Figure 2: Uses and Destinations for Recovered Printing and Writing Paper

Sources of Virgin Fibres

The clear-cutting of forests in Canada and the USA was a significant social issue in the past and in some areas remains so. Forest management practices have become more sustainable, but public pressure still exists to reduce the environmental impacts associated with logging.[19] The following are relevant statistics regarding virgin fibre:

- Over 40% of the trees cut in British Columbia are used to produce paper.
- Approximately 34% of natural fibre from the Canadian forest is used for paper production.
- Paper production in Canada is 20,689,000 tons per year.
- Pulp production in Canada is 26,411,000 tons per year.
- Paper Consumption is 7,4760,00 tons per year.

[19] The fiber cycle in Canada and the United States, www.Metafore.org

Edmonton Waste Management Centre of Excellence

17

Confidential Document

- Approximately 80% of paper produced goes to the US market.
- Alberta has the lowest supply of natural fibre in Canada for manufacturing virgin paper.
- The average fibre blend in Canada and the US today is 69% virgin fibre with 31% recycled content.

Competitive Advantage

Based on this information, Greys has many advantages over its competitors. Greys will manufacture 100% recycled paper from recycled feedstock products obtained from the City and other suppliers, including hotels, motels, offices, and paper collection brokers. Competitive advantages of Greys are the following:

- **Local Area Processing.** Generally, the cost of transportation makes up 5–12% of the net sales of the paper products. Financial savings can be realized by having the paper feedstock available locally, and these savings can be reflected in the purchase price. Furthermore, long distance distribution is not required: distribution centers are located throughout the city for Greys' products.
- **Environmental Friendliness.** A few paper products are available on the market with 100% post-consumer content, but the price differential is significant. Most offices use paper that contains recycled contents between 30% and 70%. Greys will produce its 100% recycled paper using recycled paper, and used cotton. These products will require a higher price than 30% recycling content paper.
- **Costs of Natural Fibre.** The cost of processing natural fibre is high compared to that of reprocessing recovered paper. Alberta is not a rich source of forest fibre for pulping compared to other parts of Canada. Inadequate local availability of natural fibre means that the distance the fibre has to travel to paper mills to produce virgin paper adds to the cost and the environmental load of virgin paper.
- **Valuable Partnership.** The value of the partnership of Greys with the City of Edmonton for this project cannot be underestimated. The City's goodwill and the strength of its reputation as an environmental leader will add credibility to Greys' products. Greys can leverage this relationship to effectively increase its profile in the marketplace.

Edmonton Waste Management Centre of Excellence 18

Confidential Document

Closed-Loop Model

Based on our study and the information provided in the business plan, we have drawn the conceptual framework for the supply-chain mechanism. This supply chain is designed for the maximum capacity of 40 tons per day and by only considering the manufacturing of multi-use paper as a future source to generate franchising to the different cities. Based on the recovery rate and quality of recovered multiple-use paper, some compensation has also been provided to the supply chain. Rag/cloth (cotton feedstock) is considered to be 20-30% of the total feedstock. Mixing of rags and recycled paper to manufacture 100% recycled paper has never been tried before in Canada. Greys paper has identified the market to collect all recycling paper feedstock and deliver new paper within 100-km of radius.

To operate its closed-loop system effectively, Greys must monitor its production output as well as secure sufficient quality feedstock for input.

In last three years, however, the price of cotton has increased by three times in the international market. If Greys increases the quantity of the cotton fibre used in its products, the cost of production will not be significantly affected because of the abundance of rags/used clothes supply available in Edmonton and nearby counties. For each cycle of office paper production, approximately 22% of the auxiliary supply of new fibre and 10% cotton supply is needed to run the plant at full capacity. This will insignificantly impact the closed-loop business model. At start-up, it will be difficult to implement a closed-loop system for recycling because of the non-uniform consumption rate (sales) and the requirement of a steady production rate. An efficient supply-chain management system will also be costly to implement at commencement. Therefore, it is recommended that Greys should initially implement a combination of closed-loop and open-loop recycling practices, transitioning to fully closed-loop recycling gradually as circumstances permit.

Edmonton Waste Management
Centre of Excellence
19